02020463

RECD S.E.C.
MAR 1 2 2002
1086

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of
the Securities Exchange Act of 1934

P.E.

Report on Form 6-K dated March 12, 2002

Nokia Corporation
Nokia House
Keilalahdentie 4
02150 Espoo
Finland

(Name and address of registrant's principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F __X__ Form 40-F _____

Enclosure: Press release dated March 12, 2002: "Nokia on track to meet or exceed 1Q profit targets on slightly lower sales"

PROCESSED
MAR 1 3 2002
THOMSON
FINANCIAL
P

March 12, 2002

Nokia on track to meet or exceed 1Q profit targets on slightly lower sales

Nokia today provided a scheduled mid-quarter update to the company's business outlook for the first quarter 2002.

Based on developments during January and February, Nokia's pro forma EPS (diluted) is estimated to be at the upper end or even slightly above the earlier indicated range of EUR 0.15 - EUR 0.17 for the first quarter. Net sales for the first quarter are expected to be slightly lower than anticipated, but higher than expected profitability is being driven by Nokia's core strengths of strong brand, excellence in execution and winning portfolio.

The company sees first-quarter net sales slightly below earlier guidance of a 6-10% year-on-year decline. Sales of Nokia Mobile Phones in the first quarter are expected to be within the previously stated range (down 3-7% year-on-year), while Nokia Networks sales are expected to decrease by approximately 25%, compared with earlier guidance of a 16-20% year-on-year decrease.

Nokia is the world leader in mobile communications. Backed by its experience, innovation, user-friendliness and secure solutions, the company has become the leading supplier of mobile phones and a leading supplier of mobile, fixed and IP networks. By adding mobility to the Internet Nokia creates new opportunities for companies and further enriches the daily lives of people. Nokia is a broadly held company with listings on six major exchanges.

It should be noted that certain statements herein which are not historical facts, including, without limitation those regarding A) the timing of product deliveries; B) our ability to develop and implement new products and technologies; C) expectations regarding market growth and developments; D) expectations for growth and profitability; and E) statements preceded by "believe," "expect," "anticipate," "foresee" or similar expressions, are foreward-looking statements. Because these statements involve risks and uncertainties, actual results may differ materially from the results that we currently expect. Factors that could cause these differences include, but are not limited to: 1) developments in the mobile communications market including the continued development of the replacement market and the Company's success in the 3G market; 2) demand for products and services; 3) market acceptance of new products and service introductions; 4) the availability of new products and services by operators; 5) weakened economic conditions in many of the Company's principal markets; 6) pricing pressures; 7) intensity of competition; 8) the impact of changes in technology; 9) consolidation or other structural changes in the mobile communications market; 10) the success and financial condition of the Company's partners, suppliers and customers; 11) the management of the Company's customer financing exposure; 12) the continued success of product development by the Company; 13) the continued success of cost-efficient, effective and flexible manufacturing by the Company; 14) the ability of the Company to source component production, manufacturing and R&D without interruption and at acceptable prices; 15) inventory management risks resulting from shifts in market demand; 16) fluctuations in exchange rates, including, in particular, the fluctuations in the euro exchange rate between the US dollar and the Japanese yen; 17) impact of changes in government policies, laws or regulations; 18) the risk factors specified on pages 10 to 16 of the Company's Form 20-F for the year ended December 31, 2000.

For more information:

Lauri Kivinen, Corporate Communications, tel. +358 7180 34495
Ulla James, Investor Relations, tel. +1 972 894 4880
Antti Räikkönen, Investor Relations, tel. +358 7180 34290

www.nokia.com

- Nokia results announcements for 1Q, 2Q and 3Q, 2002 are planned for April 18, July 18 and October 17, respectively.
- The Annual General Meeting will be held on March 21, 2002.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 12, 2002

Nokia Corporation

By:

Name: Ursula Ranin
Title: Vice President, General Counsel